ROSE ROCK MIDSTREAM, L.P.			Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$(6,264)	$5,547	$19,944	$23,954
Add:
Fixed Charges	8,277	22,303	9,533	2,428
Amortization of capitalized interest	11	61	25	6
Distributed earnings of equity investees	26,065	66,768	16,999	0
Subtract:
Capitalized interest	143	519	949	193

Pretax income as adjusted	$27,946	$94,160	$45,552	$26,195

Fixed charges:
Interest expense	$8,006	$21,279	$8,181	$1,912
Interest capitalized	143	519	949	193
	8,149	21,798	9,130	2,105
Portion of rents representative of an appropriate interest factor	128	505	403	323
Total fixed charges	$8,277	$22,303	$9,533	$2,428

Ratio of earnings to fixed charges	3.4	4.2	4.8	10.8